EXHIBIT 99.6
Afternoon Earnings Call

INFOSYS TECHNOLOGIES LIMITED
AFTERNOON EARNINGS CALL
Q1 AND FY 09 RESULTS
JULY 11, 2008

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

S.D. Shibulal
Infosys Technologies – COO

V. Balakrishnan
Infosys Technologies – CFO

Mohandas Pai
Infosys Technologies – Director and Head – HR, E&R, Fac and Adm

Amitabh Chaudhry
Infosys BPO – CEO

Subhas Dhar
Head – Communication Service Provider and Member – Executive Council

CONFERENCE CALL PARTICIPANTS

Rod Bourgeois
Bernstein

 Joseph Foresi
Janney Montgomerry Scott

Kanchana Vydianathan
Pacific Crest

Ashish Aggarwal
ILFS Investmart

Diviya Nagarajan
JM Financial

Sandeep Muthangi
India Infoline

Rishi
Centrum Broking

Tarun
Anand Rathi

Sandeep Shah
ICICI Securities

Kevin
KR Choksey

Santana Krishnan
Spark Capital

Yogesh Parekj
HDFC

Moderator

Good afternoon Ladies and Gentlemen. I am Sandhya, the moderator for this conference. Welcome to the Infosys earnings call for the first quarter ending June 30, 2008. For the duration of the presentation, all participants’ lines will be in the listen-only mode. After the presentation, the question and answer session will be conducted for participants connected to International Bridge. After that, the question and answer session will be conducted for participants in India. I would like to handover to Mr. Shekar Narayanan. Thank you and over to you sir.

Shekar Narayanan

Thanks Sandhya. Good afternoon Ladies and Gentlemen. I am Shekar from the Investor Relations team in Bangalore. We thank you all for joining us today to discuss the financial results of the first quarter ended June 30, 2008. Joining us today in this conference room is CEO and Managing Director, Mr. Kris Gopalakrishnan; COO, Mr. S. D. Shibulal and CFO, Mr. V. Balakrishnan, along with other members of the senior management. We will start with the brief statement on the performance of the company during the quarter ended June 30, 2008 and outlook for the quarter ending September 30, 2008, and year-ending 31st March, 2009. After that, we will open up the discussion for questions and answers. Before I handover to Infosys management, I would like to remind you that anything we say which refers to our outlook for the future is a forward-looking statement and must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks are available with our filings with the SEC which can be found on www.sec.gov. I would now pass it onto Infosys management.

S. Gopalakrishnan

Thanks Shekar and good morning, good afternoon and good evening to everyone wherever you are. We had a good quarter of all round performance. If you look at the number of client additions, 49 new clients were added this quarter. We have seen growth across all the industry segments in which we operate. Our BFSI segment grew by 2.8%, especially the banking and financial services grew by 4%. Manufacturing saw good growth of 13.3%, retail by about 3.7%. US grew by 4.3%. Top 10 clients excluding one client which is the top client, grew by 3.8%. So all around growth across customers. We added 7,182 employees. We are projecting to add another 10,000 employees in Q2. Overall, for Q2, we are guiding between $ 1.215 billion to $ 1.225 billion which is a year-on-year growth of about 18.9% to 19.9% and in rupee terms, this actually translates to a growth, year-on-year growth of 27.4% to 28.4%. The focus has been to sustain the existing relationships, to make sure that we manage our existing relationships and sustain our revenue stream, as well as add new clients which will become engines for growth going forward. Our guidance for Q2 implies a growth of 5.2%-6.1% and for the first half, it gives us revenues of 46-47% of the entire year. In that sense, this year is very much in line with prior years. With this, let me handover to Mr. Shibulal to give you more details by segment, by customers etc.

S. D. Shibulal

Good afternoon. This is Shibulal. I will give you some more color. As Kris said, we added 49 new clients this quarter. Out of that, 3 clients are Fortune 500. As of now, we have 114 clients who are Fortune 500. Our million dollar clients have gone to 325 from 310. There are 18 clients giving us more than $ 50 million in revenue. Our Infrastructure Management Services has shown strong growth last quarter, reaching 5.7% of our revenue. Banking and Capital Markets, which is a challenging area, for us also grew last quarter. It grew by 4%. US grew by 4.3%, retail grew by 3.7%, manufacturing has shown very strong growth, 13% quarter on quarter with an addition of approximately 17 clients in the last one quarter alone. Utilization has come down a bit to 72.3% from 75.7% last quarter. This is due to the addition of 7,100 employees gross last quarter and the people who joined before that. Our supply chains are long in nature and we need to recruit in advance. The guidance we have given 5.2%-6.1% growth in Q2, will improve the utilization next quarter. Employee additions - 7,100 last quarter gross and 3,100 net, out of that 2,000 plus lateral. Attrition is 13.6%, but if we take out the attrition from involuntary separations, it is 12.1%, which is exactly same as what it was last quarter, that is Q4. Our expected addition for Q2 is 10,000 gross – 8,000 in ITL and 2,000 in BPO. With that, let me hand over to Mr. Bala.

V. Balakrishnan

Good afternoon everybody. This quarter has panned out well. We had Rs. 4,854 crores in revenues. Our gross margin was 43.3%. PBIDT, that is operating margin is 30.4%, as compared to 32.5% last quarter. We have seen a decline of 2%. Rupee being in our favor this quarter, on average basis, rupee depreciated by around 5.5%. It impacted the margins positively by around 2.5%. Compensation increase had a negative impact on the margin of 2.2%. Visa expense of around $ 15 million impacted the margin by 0.7%. Utilization came down because in our business we need to hire people in advance, train them and keep ready. Utilization came down from 75.7% to 72.3%, impacted the margin by around 1.5%. So net-net operating margin came down by 2%. As you remember, in the beginning of April, we guided for 4% decline in margins, that has been offset because of the rupee depreciation. If you look at other income, other income we had an impact of close to $ 19 million because of forex. We have taken certain hedges. We had $ 760 million of hedge last quarter. This quarter, we have $ 811 million. The currency moved against us and because of the repo rate hike, the forward premium went up during the quarter. That had a large impact on the non-operating income. We had close to Rs. 111 crores benefit in operating income. Because of currency, we had a negative impact of Rs. 80 crores in the non-operating. Net-net, the net income had a positive impact of Rs. 31 crores. Net income for the quarter is 26.8%. Last quarter, it was 27.5%. We had given a guidance, the dollar guidance remained same, the rupee guidance has changed because of the currency change. For the full year, we are talking about 19% to 21% growth in revenues in dollar terms and around 27.5-29.5% in rupee terms. If you look at the net profit level, this is around 16.7-18.7% on the US GAAP, and Indian GAAP, 24.4-26.6%. We assume the pricing to remain stable for the rest of the year. If you look at the pricing this quarter, is almost stable. On a blended basis went up by 0.2%. For the rest of the year, we believe pricing will be stable. We have not assumed any large deals in the guidance. Our guidance assumes currency at 43.04 for the rest of the year. That means, the average for the year could be 42.80. Last year, it was 40, which means that last year because of the rupee appreciation, we lost around Rs. 2,000 crores in revenues. This year, quite possible, if the rupee remains at the same level, we could get back Rs. 1,500 crores because of rupee depreciation. We believe that the currency could be under pressure in the short term, but in the long term, we have to wait and watch. I think the oil price is something key which we have to watch out. But overall, this quarter has been extremely good. If you look at the US, there seems sequential growth of 4%. If you look at BFSI excluding insurance, has grown 4% sequentially. Retail has grown by 4% sequentially. Manufacturing grew by 13%. If you include the guidance for second quarter, overall for the first half, our revenues could be 46%-47% of the whole year revenues and it is same as in the last few years. So there is no back-ended growth. So if you look at all these factors into account, I think this quarter has been extremely good. With this, I conclude and floor is open for questions. Thank you.

Moderator
Thank you very much sir. At this moment, I would like to handover the proceedings to International Moderator to conduct the Q&A for participants connected to Singapore Bridge. After this, we will have question and answer session for participants at India Bridge. Thank you and over to you Zainab.

International Moderator
Thank you Sandhya. We will now begin the question and answer session for participants connected to the International Bridge. Please press 01 to ask a question. The first question is from Mr. Rod Bourgeois of Bernstein. Go ahead sir.

Rod Bourgeois
Ah yes, Rod Bourgeois here. Hey guys, it seems that in the last few weeks the news flow in the financial services sector has worsened yet again this year but your growth in the financial services vertical was better than I think most people was expecting at 4% sequential. Can you talk about how the news flow in the financial services sector has affected your business not only in the June quarter but also your outlook for the September quarter and how does the news flow right now compared to the impact it had on your business in the earlier part of this year?

S. Gopalakrishnan
We are still cautious about the environment. Clearly, all the challenges are not over. We don’t know how long this is going to last and that is why we are cautious, and our focus, as I said, I keep saying has been to make sure that our existing relationships with our clients. We fully support them in this challenging environment. We make sure that the value we deliver to them increases if possible. We already believe we deliver significant value and we are also seeing that we had expected, everybody expected this, the move to the Global Delivery Model is also one of the reasons why we are still seeing growth. We added 49 new clients this quarter, some of them from the financial services sector and lastly, we have many services which we can provide to the financial services sector all the way from consulting, implementation, infrastructure management, business process management and lastly, the Finacle suite of product, which is also seeing significant traction. If you look at our product revenue, it is actually inching up and so we have full services capability. That is another way to look at this. We are cautious as I said, so we know that there is still probably some more bad news to come out of this sector.

Rod Bourgeois
Are you expecting that your financial services vertical can pose positive sequential growth in the September quarter within your guidance?

S. Gopalakrishnan
Each quarter, I don’t want to comment because you know you may see some up and down in each quarter, but the year, financial services will continue to be a significant opportunity for us. This sector spends the largest amount in terms of IT spending. They have adopted this Global Delivery Model faster and deeper than any other sector, maybe around the same as the technology companies. So we expect the percentages to be around the same for the remainder of the year.

Rod Bourgeois
Okay, that is helpful. There has been a lot of concern on Wall Street about pricing and your pricing was modestly up sequentially onsite and modestly down sequentially offshore. Do you expect that type of pattern to continue over the next couple of quarters where your overall pricing is relatively stable?

S. D. Shibulal
So, for the rest of the year, we believe that the pricing will remain stable. We have seen some sporadic requests for price renegotiations, but we are not seeing any secular trend. We believe that the pricing will remain stable for the rest of the year. At the same time, we also believe that there is really no opportunity for increasing the prices at this point, given the current environment and challenges.

Rod Bourgeois
Alright, thank you guys very much.

International Moderator
Next, we have Mr. Joseph Foresi from Janney Montgomery Scott from USA. Go ahead sir.

Joseph Foresi
Hi Gentlemen. I guess my first question here is just on the top client. It sounded like you gave a revenue growth that excluded your top account, and if I look at the sequential breakdown, it looks like the top account pulled back quite a bit, and it looks like Europe pulled back as well. Is that accurate, was there slowdown on the top client?

S. Gopalakrishnan
Yes, our top client came down from 10.3% of revenues last quarter to 7.9% of revenues. This client is in Europe. It is in the telecom sector. Hence, of course, both these sectors showed impact of this. It is not a trend in Europe or is not a trend in telecom, it is just one client.

Joseph Foresi
Okay, and I know that it is probably rather sensitive, but I wonder if you talk a little about what the challenges are there and what you expect the trajectory of that business to be going into the back of the year, I think a smaller competitor also had issues with the same client.

S. Gopalakrishnan
I don’t want to comment on a particular client. It is not right on me to comment on it, particular client. All I can say is that we have a portfolio, we are still very positive about Europe. In fact, we are investing significant amount of resources in Europe and still very positive about the telecom sector. We are still getting project wins in the telecom sector and quarter upon quarter, we may have some ups and downs, but overall, this sector is actually positive for us.

Joseph Foresi
Okay, well I guess somebody just asked before me, do you expect that growth in the top client? How are you projecting our growth from that client in your guidance which tends to be back-end loaded are you expecting it to reaccelerate or to improve to stay flat?

S. Gopalakrishnan
No, I don’t want to give a projection for a particular client. We have given you a guidance for the entire company, which is 5.2-6.1%. We stand by that guidance. For the entire year also, we have given a guidance and as I said in my opening remarks, if you look at our revenue for first half versus second half, the percentage breakup will be 46 to 54. This is same as last year. So, in that sense, it is not as much back-ended or it is not different from previous years.

Joseph Foresi
Okay, and just you are seeing anything as far as probably some time probably the beginning of last month, you discussed perhaps some level of movement towards stability on the demand environment. Is that still the case or have you seen, maybe a further deterioration, how would you characterize the present state of spending?

S. Gopalakrishnan
The IT spending is flat or slightly down. The sentiment is negative clearly, all around the sentiment is negative. Oil price keeps moving up and down, sometimes reaches new peak. Inflation is a worry in many countries, and then overall, the situation on food and things like that and in India, we have inflation worries, balance of payment and things like that. So, overall, the sentiment definitely is negative at this point and our focus has been in this environment to focus on our clients, make sure that we do everything to meet their expectations in this environment and manage our relationships and sustain our revenues, that has been our focus.

Joseph Foresi
Okay, just a quick last one. Has that sentiment changed at all in the last month? Thanks.

S. Gopalakrishnan
Yes, to some extent, it has. We have had new peaks in oil price, etc. Yes, the sentiment has changed little bit in the last quarter, but we have factored in, we have factored these into our guidance. We have added significant number of new clients and things like that. So, we have factored these in.

Joseph Foresi
Okay, thank you.

International Moderator
Next question is from Ms. Vydianathan from Pacific Crest Securities, USA. Go ahead.

Kanchana Vydianathan
Hi thank you. I just wanted to follow up, when you mentioned with regard to having some clients having discussions of sporadic price negotiations, when you speak about it, is this mainly only in the BFSI segment or is this across other verticals as well?

S. D. Shibulal
This would be BFSI and retail segment.

Kanchana Vydianathan
So, in that case, would you have to lower the price or what you end up doing or do you still maintain your price and just increase volume?

S. D. Shibulal
Our belief is to always talk about value rather than price, so our challenge is always to convince the client that we will provide superior value and extract the best or the fair price. So I did not really want to comment on specific instances. We also have to be competitive in the different markets we operate in and in different services we operate in. So it depends upon which service, which market, and which client we are negotiating with.

Kanchana Vydianathan
Okay. Going back to the top client revenue contributions, I wanted to ask you as to whether when you gave the guidance for the June quarter, now was that within your guidance, was that your expectations that the revenue growth from the top client would actually decline or has this surprised during this quarter?

S. D. Shibulal
There are really no surprises, major surprises from the beginning to the end of last quarter. As we have said in the past, our guidance is the statement of facts and not the statement of hope, so we had looked at all the clients at that point to come up with our guidance.

Kanchana Vydianathan
And even right now, with respect to the guidance that you have given for fiscal 2009, the fact that you have maintained it, how much visibility do you actually have, I mean, has your visibility probably improved at this point compared to the end of the March quarter?

S. D. Shibulal
So, what happens for us is that at the beginning of the year, our visibility is approximately 60% or so and for the quarter, we ended a quarter with visibility of 90%-95%, and that has kind of remained stable for this year also, and it is also validated by the numbers. As Bala said, if we add our Q1 quarter plus guidance we have given for the Q2 quarter, the first half will be approximately 46%-47% and that is what we have seen in the previous years. So if you look at all these numbers, I think it seems to be in line with what we have seen in the past.

Kanchana Vydianathan
Okay, thank you very much.

S. D. Shibulal
Thank you.

International Moderator
Gentlemen, at this moment, there are no further questions from participants at International. I would like to handover the proceedings back to India. Sandhya, over to you.

Moderator
Thank you very much Zainab. We will now begin the Q&A interactive session for India participants. Participants who wish to ask questions, please press *1 on your telephone keypad. On pressing *1, participants will get a chance to present their questions on a first-in-line basis. Participants are requested to use only handsets while asking a question. To ask a question, kindly press *1 now. First question comes from Mr. Ashish Aggarwal of ILFS Investmart. Over to you sir.

Ashish Aggarwal
Yeah, thanks. Sir, my first question is regarding your guidance. Though rupee has depreciated by around 7% in this quarter, our guidance take into account 9% EPS growth, approximately 9% EPS growth, whereas on TV, we said we expect almost a flat EBITDA margins. Just wanted to understand what is the reason for this. Are we looking at a lower tax rate this year?

V. Balakrishnan
No, no. Full year, we are not looking at lower tax rate. It will slightly come down because of non-operating income could be less. So, last year, the non-operating income was 4% of revenue. This year, quite possible, it would be around 3%-3.5%. To that extent, tax rate could come down. The effective tax rate for the whole year could be 14%-14.5%, not beyond that. If you look at the whole year, the average rupee rate could be 42.80, if the rupee remains at the same level. Last year, it was 40 or so. So, it is not 7% straight.

Ashish Aggarwal
Sir, just my understanding that we have taken a 9% increase in our guidance in the EPS front. Just wanted to understand how will the next another 2% to 3% will come up?

V. Balakrishnan
Look, our guidance assumes the operating margin to be at the same level like last year except for some 40 to 50 basis points. So, the variation could be on the non-operating income. Because we gave a big dividend in last quarter, the non-operating income could be less and in the first quarter, we had $ 19 million of loss on a non-operating income. The effective tax rate could come down from around 15-15.5% to maybe around 14.5% for the full year. So, the variation is more on the non-operating side than under operating income.

Ashish Aggarwal
Okay sir. Thanks.

Moderator
Thank you very much sir. Next question comes from Ms. Diviya Nagarajan from JM Financial. Over to you ma’am.

Diviya Nagarajan
Hi, my question is to Kris. We have spoken about the back-ended growth now, coming in with a 46%-47% growth in the first half. I am trying to understand what this implies. Are we implying that the demand scenario is worsened, therefore, we do not expect a stronger second half or are you saying that things have come back more or less to normal; therefore, it is going to be like what we have seen in the previous year?

S. Gopalakrishnan
This is the split between first half and second half past years also. So in that sense, it is not back-ended growth. There is growth right, every quarter, there is some growth and that is why it is split. The split between first half and second half is 46-47 to 53-54. So this is actually similar to prior years. So, it is not back-ended in that sense.

Diviya Nagarajan
So, which comes back to my question, so is this an improvement in the demand scenario or a deterioration of the demand scenario? Because the implied CQGR that we had suggested in the first quarter, when we gave the guidance for the full year was somewhere between 5.5 to 6%, we have given a 5.2% to 6% growth guidance for the second quarter; therefore, the implied growth in the second half on CQGR basis comes down to that extent. So, I am trying to understand if we are now expecting slower growth in the second half because we have not really seen the reflection of that guidance in the second quarter?

S. Gopalakrishnan
If you look at our guidance in April, it had assumed about 6% growth in Q2, Q3, Q4 and this quarter, we are seeing 5.2% to 6.1%, so almost 6% and we are being cautious because the overall environment is challenging, but the guidance and our current guidance, now April guidance now is almost in line.

Diviya Nagarajan
Okay, alright, it also brings me to some of the comments I have heard on CNBC that some of your large BFSI customers, you are actually seeing the beginning of significant offshore shift and you are also negotiating some large transformational deals with them. Isn’t it suggestive of slightly better demand scenario than we had earlier? Hello?

S. Gopalakrishnan
Yes, we have seen in the past that when there is a slowdown, clients will look at offshore as a way to save them some money and we are seeing interest. We are seeing good client additions. I want to ask Amitabh from BPO perspective also to give you some indication of what he sees in the market.

Amitabh Chaudhary
Well from a BFSI perspective, while we have seen volumes go down in couple of clients, there we have also seen those clients compensating us for the decrease in volume. Our pipeline on the BFSI space is actually quite strong. We have won couple of deals in the last two quarters, and we believe that our BFSI space will grow at almost the same pace as BPO. So, net-net, while we are seeing the volumes go down, I think the visibility in terms of future business remains quite strong.

Diviya Nagarajan
Right, I will come up for a followup later.

Moderator
Thank you very much ma’am. Next question comes from Mr. Sandeep from IIFL. Over to you sir.

Sandeep
Congrats on the quarter. I have a couple of questions. Let me start with manufacturing. I believe manufacturing has been a strong contributor to the growth. Can we have visibility on any specific geographies or sub-verticals which have contributed to this growth and also how do you see this going forward?

S. Gopalakrishnan
Manufacturing has seen all around growth. It has gone 13% quarter to quarter. It has also seen 2% improvement from last quarter to this quarter as a contributor to our total revenue. We have added 20 clients in last quarter in manufacturing alone. So, it actually, almost 40% of the client additions last quarter has been in manufacturing. It is actually spread almost equally between Europe and US. Europe also, there has been strong client additions as well as revenue uptake.

Sandeep
Okay, and how do you see this growth going forward?

S. Gopalakrishnan
See there are some verticals where we are seeing traction. One is manufacturing, next one would be energy and utilities, third one would be, places like mining and things like that. So, we believe that growth will continue in these verticals.

Sandeep
Okay, my second question is on the nonlinear initiatives, specifically consulting and the products unit. On the consulting, can we have comments on how the progress has been and what is the run rate during the quarter?

S. Gopalakrishnan
Yes, I will just answer the second phase, and then will hand it over to Kakal for the first one. On the product, we are definitely in the nascent stage. It is not only products, the nonlinearity comes from non-effort-based pricing, basically pricing which is not based on manpower or number of hours and pricing based on value or other properties of the program. For example, in infrastructure management, we price based on devices. In platform BPO, we price based on transactions. In maintenance projects, we are trying to price based on number of tickets. We also have software as a service platform out there where we will be pricing based on transactions. We are already doing this and converting our intellectual property, actually basically monetizing our intellectual property by converting that into products. We have fairly okay transient interaction in almost all these areas. As a percentage of revenue, this will be quite small in the low single digits. We hope to improve that over the next few quarters. Now, let me request Kakal to answer your first question.

Chandra Shekar Kakal
Yes, on the consulting side also, our traction is picking up. In the last quarter, we had couple of large transformation programs which we have won. Also some of the large transformation programs which we have been doing for the several quarters now are coming to a steady state. We had some go lives that happened in the last quarter that was appreciated by the customers. We are very much on track on some of these go lives and milestones. Together with package implementation, consulting and package implementation traction has picked up. So, our profile has now gone up to take on the large transformation programs from the Global SIs. So, we are now treated as credible alternative to them and we are winning deals against them now.

Sandeep
Okay and any numbers on the consulting front, how much were the revenue contribution during the quarter?

Chandra Shekar Kakal
Total consulting and package implementation together contributed to about 24% of Infosys revenue. About standalone revenue, if you take the transformation programs including consulting, it is about $ 275 million in revenue.

Sandeep
Okay, thanks, that’s all.

Moderator
Thank you very much sir. Next question comes from Mr. Rishi from Centrum Broking. Over to you sir.

Rishi
Hi. My question is largely on the employee addition that you are forecasting for the next quarter. If you look at 10,000 employee additions in the next quarter and 25,000 overall, are we looking at the next quarter loaded with a maximum number of employee additions, and therefore, you had also earlier mentioned on the utilization which you may see going up in the next quarter. I could not find a way to reconcile that with so many high additions in the next quarter, how would you actually look into high utilization and going forward, will the utilization pick up, that is the first question?

T. V. Mohandas Pai
Well, I think you need to understand how we do these things. 10,000 people joining this quarter means about 7,000 of them are from the colleges where we have made offers last year. They are going to undergo a 14- 16 week training program. They are not going to become billable till possibly the middle of the next quarter or even later than that. So, there is a large scale training process. So, when you talk about an increase in utilization, it means that people who were already in billable positions will see more work because we are forecasting a growth of 5%-6% this quarter and that is why we have made that particular statement. There is a lag impact of people coming in and training and we have said that we will stick to a forecast of 25,000 people for this year.

Rishi
Alright, next question is on the tax front. The tax being lower in this quarter, is it all particularly to the non-operating income or is there anything else?

V. Balakrishnan
No, it is both. The margin has come down because of the salary increase and the visa cost, and on the non-operating side, we had an impact because of currency. So, it is the function of both.

Rishi
As a result, the effective tax rate is around 8.8 or 8.9%. Is that eventually because the non-operating income has come down, because the salaries would have already been effected within the EBITDA level right?

V. Balakrishnan
No, no, no. See, if you have to factor in the tax reversal, there was a $ 7 million tax reversal. So factoring that, the effective tax rate is around 11% in the first quarter. For the full year, it could be somewhere between 14%-14.5%. First quarter normally is lower because you have the wage increases, you have the visa costs, and other stuff which reduces the margin.

Rishi
Alright, thank you.

Moderator
Thank you very much sir. Next question comes from Mr. Tarun from Anand Rathi. Over to you sir.

Tarun
Hi, I just wanted to get some feel on the new client additions which have happened. I think this is one of the largest client additions that you have done in the net terms over the history of your company. Which are the segments or the sectors from where you are seeing most of these new clients coming in and what is the kind of scalability do you see happening down the line?

S. Gopalakrishnan
These clients, some of them are in manufacturing, the manufacturing contributed about 20 out of this 49. We are also investing in sales and marketing in Europe. So partly Europe gave us some acceleration and we have been focusing on expanding the client base because when your existing clients are not growing, you have to create new engines of growth and one of the ways in which you can create new engines of growth is by adding new clients, and across the board starting with BPO, Finacle, manufacturing, I have talked about, everybody has contributed to this new client additions.

Tarun
Alright, thanks, just another thing I just wanted to find out. In one of the question and answers recently asked by someone, you had indicated that your overall idea is to give a higher value proposition to clients but if we really try and convert that into say revenue per person that is employed at your end, over the last three years or four years, that has really not shifted much. So, how do you reconcile the value proposition part into it?

S. Gopalakrishnan
That is not true. If you look at last financial year, revenue per employee grew by almost 5%. So, we are adding more value to our clients. Business is shifting towards the higher value-added services like consulting, enterprise solutions and that is having a positive impact. Of course, when you look at the aggregate level, you have to offset this by the growth in infrastructure management and things like that and those services are required in order to make sure that you are a complete, full-services partner to your client. So, it is a balance between being an end-to-end service provider and going up the value chain.

Tarun
I just needed one more clarification. In the last con-call that was held, you had indicated that you had done some sort of a survey amongst your top clients and you were getting a feel at that point of time that in the later part of the year you are likely to witness most of these IT-related investments coming in. Since then till date I think most of the macro which has been released in the global markets, have been fairly worse than what was expected at that point of time. If such a survey or if this kind of a feel is being carried out by the sales and marketing team, are you getting some kind of disturbing figures happening from your top clients or from the top 100 where you had surveyed?

S. Gopalakrishnan
We did a survey this quarter also. The sentiment definitely has not improved. It has maybe slightly gone down, as the environment is definitely challenging. Having said that, we are seeing more opportunities to word with them. They see the benefit of the Global Delivery Model and that is where the growth is coming from and that is what is driving and clearly that is the driver for the Indian IT services industry.

Tarun
But if you really look at some of the operating metrics that is released by your company, for example, the utilization rate excluding the trainees part which is at about 72%, I think historically that must have been one of the lowest that you have touched and which was probably in 2000. Does that anyway kind of indicate that there is an impending slowdown?

S. Gopalakrishnan
Not really. Now, see there is seasonality to employee additions, right. For example, 10,000 people are expected to join in the next three months and that is most of the campus hires. They will go through a training of 16 weeks and then they will be put into projects starting maybe November-December timeframe. So there is some seasonality and you have to catch this and lastly, we are comfortable with a utilization of 75%-80%. This is slightly lower than that, but it will get corrected as we go forward. That is how we look at the business and the reason why the utilization is pegged around that number is that we are growing. We have significant requirements for people every month, every quarter and we see this as a strategic investment and the impact on margins is not that high and hence we can afford to do this. We use this to train the people, we use this to make sure that we can staff the projects in a right manner when we get an opportunity. Some of the deals we are getting are significantly large deals, and we need this bench to start the projects.

Tarun
Just last question, the DSO although from a sequential basis has come down marginally, but compared to the long-term averages are still significantly high. Any specific reason for this or is it a quarter ending number and so it should be ignored?

V. Balakrishnan
No, look DSO is 64 days. Last quarter it was 72. If you factor in the collections we made in the first week of April, it would have been 67. So, look at the quality of receivables, around 79% in less than 30 days. Under our receivables include the credit period which we give to the clients which is normally 40-45 days. So, if you exclude that, DSO is one of the lowest in the industry.

Tarun
Okay, no, I think I had the figures of account receivables for last 12 months at 69 days.

V. Balakrishnan
No, that is because of rupee, if you take the dollar….dollar to dollar, it is 64 days.

Tarun
Okay, in US GAAP terms you are saying it is far better.

V. Balakrishnan
Yeah, yeah.

Tarun
Okay, right. Thank you very much. My most of the questions are answered.

Moderator
Thank you very much sir. Next question comes from Mr. Sandeep Shah from ICICI Securities. Over to you sir.

Sandeep Shah
Yes, sir, you just spoken about some of the sporadic instances where there is billing rate renegotiations. So, are these clients asking and doing more off-shoring and outsourcing, is it like billing rate compensation may be done through a higher volume on the offshore and outsourcing.

S. D. Shibulal
It will be a mix of both. In many occasions, we will talk to the clients and link a higher level of growth with any kind of discounts which we do. Most often, we do have discount structures within our clients and we actually accommodate it to the discount structures linked to a higher level of growth.

Sandeep Shah
Okay, so does that mean that though we have not revised the absolute dollar revenue guidance, but the volume growth could be higher in such kind of scenario versus what we were anticipating during the fourth quarter results?

S. D. Shibulal
No, first of all in Q2, most of the growth or almost all of the growth is going to come from volume growth, number one, and number two, it does not mean that because when we give a guidance what we do is look at the facts as we see it and give a guidance and in that sense, we have included all of that in the current Q2 guidance.

Sandeep Shah
Okay, and in these sporadic instances are they just to do with the volume discount or it is over and above your perception of the volume discount?

S. D. Shibulal
See please remember, these clients are hurting. If you look at BFSI or retail, they are really, really hurting and it is natural for them to come back and ask for some kind of price negotiations, at least few of them and it is our job to go back and convince them that we provide a higher level of value and we should not re-negotiate. Even if we re-negotiate, it has to be minimum and if we do that, we have to link it to some kind of win-win situation which means that we should either link it to growth or discount or something else and that is exactly what we do. Overall, we have to look at a portfolio approach. We have to remain competitive in the market. At the same time, as Kris said we believe in profitable growth and that is a philosophy we follow.

Sandeep Shah
So is this re-negotiation across BFSI client is over or you believe that there could be some more in the queue?

S. D. Shibulal
It is very sporadic. It is happening in BFSI and in retail sector, and there is no way for me to tell you that it is over because it is very sporadic. At the same time, we are not seeing a secular trend.

Sandeep Shah
Okay, and just on the Q2 guidance, can you give us a breakup in terms of what kind of growth you are looking in BPO as well as in the product business?

S. D. Shibulal
We don’t see any change in the growth pattern. We expect it to be in line with the past, we expect it to be in line with what we have done in the recent past.

Sandeep Shah
Okay, okay, thanks a lot.

S. D. Shibulal
Thank you.

Moderator
Thank you very much sir. Next question comes from Mr. Kevin from KRChoksey. Over to you sir.

Kevin
Good afternoon gentleman. I just had a quick question on the offshoring to other locations. Are you all seeing a trend in terms of offshoring from clients towards other locations like Manila or the Philippines and do you see any impact on the BPO margins as well?

S. D. Shibulal
If you look at any kind of studies, India continues to be number one location for offshore outsourcing and in that sense, the interest in India continues to be the strongest. At the same time, we have a center in China. We have opened a center in Mexico and the purpose of these centers is to leverage the global talent which is out there. I will now pass on to Amitabh to discuss the BPO situation.

Amitabh Chaudhry
Hi, as far as BPO margins are concerned, if you look at our performance for this quarter, our operating margins improved by 3.6%. This is on a MIS large basis obviously partly helped by the rupee. We also absorbed the impact of wage inflation. We gave on an average 10% to 12% wage hikes to all our employees this year effective April. We got the positive benefit of Phillips’ losses coming down. So, we are tracking well on the Phillips acquisition. So the losses are coming down. We are scaling well on the international centers side which had been a drive on us, so that also helped us. Overall, operating margins went up by 3.6% and the net margins were down, by about 2% because we had a 6% negative impact of the mark-to-market losses. We took a mark-to-market loss of $ 4.7 million this quarter. So, overall if you look at the standalone business excluding Phillips, our operating margins are in the 24% range. With Phillips, they are obviously around 18%, and as we have always stated that the Phillips will be like any other deal, and over a period of time, we will earn the same margins from that deal like any other deal. So, our business is doing well in terms of margins, and obviously with the rupee depreciation or in the next quarter, we can use that money to invest for the future.

Kevin
Okay, thank you and with regards to the impact of wage inflation on the overall business, what is your outlook on that going forward, is there a significant uptake that you are all expecting or what are your views with regards to that aspect?

V. Balakrishnan
Wages could moderate because the attrition also could come down. The environment is like that. So, I think the wages will not grow out of hand. It could be at the same level or it could slightly come down.

Kevin
Okay, that is all from my side. Thank you.

Moderator
Thank you very much sir. Next question comes from Mr. Santana Krishnan from Spark Capital. Over to you sir.

Santana Krishnan
Hi, I just have a question on the competitive landscape like how different is the competition right now from what it was probably let us say five to six years back. I mean, are you increasingly competing with the global players like IBM and Accenture or is it different today?

S. Gopalakrishnan
No, clearly in five years, the change is significant. Five years back, our revenues were probably just touching a billion dollars or may be slightly below billion dollars and today we are in a different league. We compete with the global system integrators and we compete with the larger Indian system integrators, and clearly the competitive landscape has changed. How clients perceive Infosys has changed. They are willing to give us larger contracts, larger relationships. We are winning large outsourcing deals. So, there is increased credibility and ability to compete in deals of size of $ 300 million to $ 500 million and things like that. So clearly, the competitive landscape has changed over the last five years.

Santana Krishnan
Okay, did we see any large deals getting signed during the quarter or is there anything in the pipeline. I mean how many deals do we have of that size?

S. Gopalakrishnan
So, we have at any point of time may be 12 to 15 deals we pursue. When they will get signed and things like that, depends on when we started working on them. These have typically long lead times, and every quarter of course because they are at various stages some will get signed. I cannot tell you how many in the next quarter.

Santana Krishnan
Sure and just one last question on the wage hike, I mean, your hike is I think you said about 13%, and given the current inflation, the wage hike do you think it is like well taken by the employees, I mean, do you see further revision later down the line due to a high inflation?

S. Gopalakrishnan
See I think in hindsight, we need to say that we did the right thing. When we did it and even today probably we are one of the highest this year in terms of wage hikes but given where the inflation, etc., is I think it has actually worked out very well for the employees.

Santana Krishnan
Okay, but the wage hike also includes the variable part like which need not be paid to the employees. So, is the 13% hike includes the variable pay also right?

S. Gopalakrishnan
Yeah, but if you look at the track record of the company, by and large, these variable pay is paid out to the employees. It is just that we want to create a performance culture. We want people to know that there is a linkage between their performance and the company’s performance etc. and make sure that the interests are aligned. Mohan tells me that our record has been to pay out actually at the company level 93%, it is close to 100%. This is actually pretty good in the last two years, pretty good actually.

Santana Krishnan
Sure, thanks a lot.

Moderator
Thank you very much sir. Next question comes from Mr. Yogesh Parekh from HDFC. Over to you sir.

Yogesh Parekh
Sir actually I wanted to know what is the situation of the verticals as compared to what we were perceiving before the start of the year? Is Telecom and BFSI still going to contribute at the same growth rate at what the overall company’s growth rate we have assumed in our guidance?

S. Gopalakrishnan
So, I will request Subhash who heads the Communication, Media and Entertainment space to talk about Telecom.

Subhash Dhar
Sorry, was your question on….. because I did hear both financial services and telecom, did you have a combined view that you wanted or what was it?

Yogesh Parekh
Vertical wise, whether they are going to contribute at the similar pace at what the overall growth rate of the Infosys will be in the guidance?

Subhash Dhar
Well, if you look at our pipeline and if you look at what is going on in the segments, there is certainly in the Communications, Media and Entertainment segment, there is a very secular demand out there for us to go after and there are some very good reasons for that. If you look at what is going on in Telecommunications, it is the transformations of their networks, systems and products portfolio which is a must do irrespective of where you are in that stage, you have to do that without which the competitive position of the company weakens. The second thing and then there are two major areas where they are getting most of their demands from, which is really the web and the mobile and the whole explosion of the device landscape which is putting the power of internet in our hands. So, I think there is a pretty secular demand coming from this segment irrespective of the state of the economy. I think the only part which they might be affected would be the credit squeeze that they will face like the rest of the industries will face, but other than that, they do not have a demand issue and therefore, we do not see consequentially the demand issue from this segment. There will be lumpiness in this demand especially in Communications and that is because these are very large companies and very few companies across the world. So there is some lumpiness in the demand as you can see. So, therefore you won’t see necessarily a uniform thing happening across every quarter but there is a very robust pipeline and demand behind in that.

Yogesh Parekh
Okay, but sir are we still assuming because the telecom has taken a hit in this quarter by around 11% quarter-on-quarter. Are we still assuming that this telecom will be able to catch the Infosys growth rate in the guided one or we are taking that it will be at the lower end?

Subhash Dhar
What you are seeing here is really the impact of one customer not growing as much as we had anticipated. So, I think in a sense there was an anomaly of having our top customer in this segment and therefore that is showing up. But if you look at the rest of the customers in this segment, they have either shown growth or they have shown us a very strong pipeline which will result into growth in the coming quarters.

Yogesh Parekh
Okay and sir next one is for the BFSI. How is the condition there because the last time we had taken the survey for the BFSI segment lines also, has the visibility for these clients improved or it has deteriorated or it is still stagnant?

Subhash Dhar
I will ask Shibu to answer that.

S. D. Shibulal
So, the budgets are closed for almost all clients. What we are seeing is that we are continuing to see delays in decision making. The decisions which used to take about a month today are taking two to three months. The clients are more worried about value for money than anything else. We are also seeing the decisions going to the higher levels of the organization. So, that is what we are seeing. So, that means that the BFSI segment, the Banking and Financial Services segment is challenging at this point.

Yogesh Parekh
So, the conditions are still the same or it has deteriorated from the Q1 in this segment?

S. D. Shibulal
I can say marginally deteriorated.

Yogesh Parekh
It has marginally deteriorated. Okay sir, thank you.

Moderator
Thank you very much sir. At this moment, I would like to handover the floor back to Infosys management.

S. Gopalakrishnan
So, thank you all very much, looking forward to interacting with you during the quarter. You know that we have investor relations people in India and outside India. So, if you have any other queries, you can definitely contact us. Shekhar, you want to close it?

Shekar Narayanan
Thanks, thanks all for participating in the conference call. Bye.

Moderator
Ladies and gentleman, thank you for choosing WebEx conferencing service. That concludes this conference call. Thank you for your participation. You may now disconnect your lines. Thank you.